                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        MISSION CRITICAL SOFTWARE, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  605047 10 9
                                (CUSIP Number)

                                Ching-Fa Hwang
                               NetIQ Corporation
                             5410 Betsy Ross Drive
                             Santa Clara, CA 95054
                                (408) 330-7000

                                  Copies to:

                               Larry W. Sonsini
                              Thomas C. DeFilipps
                               Steve L. Camahort
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 26, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           NetIQ Corporation        I.R.S. Identification No.: 77-0405505
-------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                                (b)
           N/A
-------------------------------------------------------------------------------
        3  SEC USE ONLY
-------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           OO
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           N/A
-------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES  7  SOLE VOTING POWER
   BENEFICIALLY       3,416,052 (1)
  OWNED BY EACH
REPORTING PERSON
      WITH
-------------------------------------------------------------------------------
           8  SHARED VOTING POWER
              2,385,450 (2)
-------------------------------------------------------------------------------
           9  SOLE DISPOSITIVE POWER
              3,416,052 (1)
-------------------------------------------------------------------------------
           10 SHARED DISPOSITIVE POWER
              N/A
-------------------------------------------------------------------------------
       11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,801,502 (1) (2)
-------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
-------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           33.9%
-------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) 3,416,052 shares of MCS Common Stock are subject to a Stock Option Agreement between NetIQ and MCS. This option is exercisable under certain circumstances in connection with a termination of the Merger Agreement. Were it to be exercised, based on the number of shares of MCS Common Stock outstanding as of February 22, 2000 (as represented by MCS in the Merger Agreement discussed in Items 3 and 4), the option shares would represent approximately 16.7% of the outstanding MCS Common Stock subsequent to the exercise of the option.

     (2) 2,385,450 shares of Mission Critical Software Inc. ("MCS") Common Stock are subject to Voting Agreements entered into by NetIQ and certain stockholders of MCS (discussed in Items 3 and 4 below). NetIQ expressly disclaims beneficial ownership of any of the shares of MCS Common Stock covered by the Voting Agreements. Based on the number of shares of MCS Common Stock outstanding as of February 22, 2000 (as represented by MCS in the Merger Agreement discussed in Items 3 and 4), the number

                                 SCHEDULE 13D                        Page 2 of 9
of shares of MCS Common Stock covered by the Voting Agreements represents approximately 13.9% of the outstanding MCS Common Stock.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock of Mission Critical Software Inc. ("MCS ") a Delaware corporation ("MCS " or "Issuer"). The principal executive offices of MCS are located at 13939 Northwest Freeway, Houston, Texas 77040.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name of the corporation filing this statement is NetIQ Corporation, a Delaware corporation ("NetIQ"). NetIQ is a provider of eBusiness infrastructure management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications. NetIQ's principal business address is 5410 Betsy Ross Drive, Santa Clara, CA 95054.
The address of NetIQ's executive offices is the same as the address of its principal business.

     Set forth on Schedule A is the name of each of the directors and executive officers of NetIQ along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to NetIQ's knowledge. To NetIQ's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

     Neither NetIQ, nor to NetIQ's knowledge any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated as of February 26, 2000 (the "Merger Agreement"), among NetIQ, Planet Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of NetIQ ("Merger Sub") and MCS, and subject to the conditions set forth therein (including approval by stockholders of MCS and NetIQ), Merger Sub will merge with and into MCS and MCS will become a wholly-owned subsidiary of NetIQ (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into MCS with MCS remaining as the surviving corporation (the "Surviving Corporation").

     As an inducement for NetIQ to enter into the Merger Agreement and in consideration thereof, certain stockholders of MCS entered into individual agreements with NetIQ (collectively the "MCS Voting Agreements") whereby each such stockholder (collectively, the "MCS Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of MCS Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. NetIQ did not pay additional consideration to any MCS Voting Agreement Stockholder in connection with the execution and delivery of the MCS Voting Agreements.

     As a condition of NetIQ's willingness to enter into the Merger Agreement, MCS agreed to grant to NetIQ an option to acquire up to 3,416,052 shares of MCS Common Stock pursuant to a stock option agreement (the "MCS Stock Option Agreement"). The MCS Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances.

                                 SCHEDULE 13D                        Page 3 of 9

     References to, and descriptions of, the Merger, the Merger Agreement, the MCS Stock Option Agreement and the NetIQ Stock Option Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement, the MCS Stock Option Agreement and the NetIQ Stock Option Agreement included as Exhibits to the Form 8-K filed by NetIQ on March 6, 2000.

     References to, and descriptions of, the MCS Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copy the form of MCS Voting Agreement included as Exhibit A to this Schedule 13D.
                                             ---------

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) Not applicable.

     (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of NetIQ, with and into MCS in a statutory merger pursuant to the applicable provisions of Delaware Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and MCS will continue as the Surviving Corporation and as a wholly-owned subsidiary of NetIQ. Each holder of outstanding MCS Common Stock will receive, in exchange for each share of MCS Common Stock held by such holder, 0.9413 shares of NetIQ Common Stock. NetIQ will assume each outstanding option to purchase MCS Common Stock under MCS's stock option plans. Furthermore, all rights to purchase shares of MCS Common Stock under MCS's Employee Stock Purchase Plan shall be converted into rights to purchase shares of NetIQ Common Stock and shall be assumed by NetIQ.

     Pursuant to the MCS Voting Agreements, the MCS Voting Agreement Stockholders have agreed to vote their shares of MCS Common Stock (plus any additional shares of MCS Common Stock and all additional options, warrants and other rights to acquire shares of MCS Common Stock) beneficially owned by the Voting Agreement Stockholders (the "MCS Voting Agreement Shares") at every MCS stockholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of the Merger and the Merger Agreement (the "MCS Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the MCS Approval Matters and (c) in such manner as NetIQ may direct with respect to all other proposals submitted to the stockholders of MCS which, directly or indirectly, in any way relates to the MCS Approval Matters. The MCS Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

     As a condition of NetIQ's willingness to enter into the Merger Agreement, MCS agreed to grant to NetIQ an option to acquire up to 3,416,052 shares of MCS Common Stock pursuant to a stock option agreement (the "MCS Stock Option Agreement"). The MCS Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances. The MCS Stock Option Agreement expires upon the earliest of (i) the effectiveness of the Merger or
(ii) twelve months after a termination of the Merger Agreement pursuant to certain of its provisions.

     As an inducement for MCS to enter into the Merger Agreement and in consideration thereof, certain stockholders of NetIQ entered into individual agreements with MCS (collectively the "NetIQ Voting Agreements") whereby each such stockholder (collectively, the "NetIQ Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of NetIQ Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. MCS did not pay additional consideration to any NetIQ Voting Agreement Stockholder in connection with the execution and delivery of the NetIQ Voting Agreements.

                                 SCHEDULE 13D                        Page 4 of 9

     Pursuant to the NetIQ Voting Agreements, the NetIQ Voting Agreement Stockholders have agreed to vote their shares of NetIQ Common Stock (plus any additional shares of NetIQ Common Stock and all additional options, warrants and other rights to acquire shares of NetIQ Common Stock) beneficially owned by the NetIQ Voting Agreement Stockholders (the "NetIQ Voting Agreement Shares") at every NetIQ stockholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of approval of the Merger, the Merger Agreement and the issuance of shares of NetIQ Common Stock in exchange for all outstanding capital stock of MCS as set forth in the Merger Agreement (the "NetIQ Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the NetIQ Approval Matters, and (c) in such manner as MCS may direct with respect to all other proposals submitted to the stockholders of NetIQ which, directly or indirectly, in any way relates to the NetIQ Approval Matters. The NetIQ Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

     In addition, NetIQ agreed to grant to MCS an option to acquire up to 3,520,234 shares of NetIQ Common Stock pursuant to a stock option agreement (the "NetIQ Stock Option Agreement"). The NetIQ Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances. The NetIQ Stock Option Agreement expires upon the earliest of (i) the effectiveness of the Merger or (ii) twelve months after a termination of the Merger Agreement pursuant to certain of its provisions.

     The purpose of the transactions under the MCS Voting Agreements, the NetIQ Voting Agreements, the MCS Stock Option Agreement and the NetIQ Stock Option Agreement are to enable NetIQ and MCS to consummate the transactions contemplated under the Merger Agreement.

     (c)  Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. The initial officers of the Surviving Corporation shall be the following persons, who shall hold the same offices in NetIQ:

          Executive Chairman            Michael Bennett
          Chief Executive Officer       Ching-Fa Hwang
          Chief Operating Officer       Steve Odom
          Chief Financial Officer       James Barth
          Chief Technical Officer       Tom Bernhardt

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the MCS Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

                                 SCHEDULE 13D                        Page 5 of 9

     (j) Other than described above, NetIQ currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although NetIQ reserves the right to develop such plans).

     References to, and descriptions of, the Merger, the Merger Agreement, the MCS Stock Option Agreement and the NetIQ Stock Option Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement, the MCS Stock Option Agreement and the NetIQ Stock Option Agreement included as Exhibits to the Form 8-K filed by NetIQ on March 6, 2000.

     References to, and descriptions of, the MCS Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copy the form of MCS Voting Agreement included as Exhibit A to this Schedule 13D.
                                             ---------

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the MCS Voting Agreements, NetIQ may be deemed to be the beneficial owner of at least 2,385,450 shares of MCS Common Stock. Such MCS Common Stock constitutes approximately 13.9% of the issued and outstanding shares of MCS Common Stock based on the number of shares of MCS Common Stock outstanding as of February 22, 2000 (as represented by MCS in the Merger Agreement discussed in Items 3 and 4). NetIQ may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, NetIQ (i) is not entitled to any rights as a stockholder of MCS as to the Shares and (ii) disclaims any beneficial ownership of the shares of MCS Common Stock which are covered by the Voting Agreements.

     To NetIQ's knowledge, no person listed on Schedule A has an ownership interest in MCS.

     Set forth on Schedule B are the names of the stockholder of MCS that have entered into an MCS Voting Agreement with NetIQ, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to NetIQ's knowledge.

     To NetIQ's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to
Item 2.

     (c) To the knowledge of NetIQ, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of NetIQ, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of MCS reported on herein.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement and the exhibits thereto, including the voting agreements and the stock option agreements described herein, to the knowledge of NetIQ, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of MCS, including but not limited to transfer or voting of any of the securities,

                                 SCHEDULE 13D                        Page 6 of 9
finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     A. Form of Voting Agreement, dated February 26, 2000, between NetIQ Corporation and certain stockholders of Mission Critical Software, Inc.

     B. * Agreement and Plan of Reorganization, dated as of February 26, 2000, by and among NetIQ Corporation, Planet Acquisition Corp. and Mission Critical Software, Inc...

     C. * Stock Option Agreement, dated February 26, 2000, between NetIQ Corporation and Mission Critical Software, Inc.

     D. * Stock Option Agreement, dated February 26, 2000, between Mission Critical Software, Inc. and NetIQ Corporation.


     * Incorporated by reference to the 8-K filed by NetIQ Corporation on March 6, 2000.

                                 SCHEDULE 13D                        Page 7 of 9

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2000               NETIQ CORPORATION



                                    By: /s/ James A. Barth
                                        ----------------------------
                                        James A. Barth
                                        Chief Financial Officer

                                 SCHEDULE 13D                        Page 8 of 9

                                  Schedule A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               NETIQ CORPORATION

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of NetIQ. The address of each such person is c/o NetIQ Corporation, 5410 Betsy Ross Drive, Santa Clara, CA 95054. To NetIQ's knowledge, each of the individuals identified below is a citizen of the United States.

                                                                     Present Principal Occupation and
Name and Title                                                       Name of Employer
---------------------------------------------------------------------------------------------------------
Ching-Fa Hwang                                                       NetIQ Corporation
President, Chief Executive Officer and Director

James A. Barth                                                       NetIQ Corporation
Vice President, Finance, Chief Financial Officer and
Secretary

Her-Daw Che                                                          NetIQ Corporation
Vice President, Engineering and Director

Thomas R. Kemp                                                       NetIQ Corporation
Vice President, Marketing

Glenn S. Winokur                                                     NetIQ Corporation
Vice President, Worldwide Sales

Kuo-Wei ("Herbert") Chang                                            President
Director                                                             InveStar Burgeon Venture Capital, Inc.

Louis C. Cole                                                        President and Chief Executive Officer
Director                                                             Legato Systems, Inc.

Alan W. Kaufman                                                      Chairman of the Board
Director                                                             QueryObject Systems

Ying-Hon Wong                                                        General Partner
Director                                                             Wongfratris Investment Company

                                SCHEDULE 13D                         Page 9 of 9

                                  Schedule B

     The following table sets forth the name and present principal occupation or employment of each MCS stockholder that entered into a voting agreement with NetIQ. Except as indicated below, the business address of each such person is c/o NetIQ Corporation, 5410 Betsy Ross Drive, Santa Clara, CA 95054.

                  Voting Agreement Stockholder                     Shares Beneficially Owned
Michael S. Bennett
Chairman and Chief Executive Officer, MCS                                 251,130

Stephen E. Odom
Chief Financial Officer and Chief Operating Officer, MCS                   50,184

Thomas P. Bernhardt
Chief Technical Officer, MCS                                              780,865

Brian J. McGrath
Vice President, Sales, MCS                                                153,623

Scott D. Sandell
Director, MCS
Partner, New Enterprise Associates Entities                             1,045,455

John D. Thornton
Director, MCS
General Partner, Austin Ventures Entities                                  19,296

Douglas L. Ayer
Director, MCS
President, International Capital Partners, Inc.                            84,897
                                                              --------------------
                    TOTAL                                               2,385,450

                                SCHEDULE 13D                        Page 10 of 9